Item 77D - DWS Global Small Cap Growth
Fund (formerly DWS Global Opportunities
Fund) (a series of DWS Global/International
Fund, Inc.)

The Board of DWS Global Small Cap Growth
Fund approved the following changes to the fund's name and investment strategy, effective on or about April 23, 2010 (the "Effective
Date").

On the Effective Date, the fund's name changed from DWS Global Opportunities Fund to DWS
Global Small Cap Growth Fund.

On the Effective Date, the fund's investment strategy changed as follows:

Main Investments. The fund invests at least
80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of small companies throughout the world (companies with market values similar to the smallest 30% of the S&P
Developed Broad Market Index, formerly the
S&P/Citigroup Broad Market Index World). As of December 31, 2009, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase. As part of the investment process (and low turnover strategy) the fund may own stocks even if they are outside this market capitalization range.

The fund may invest up to 20% of total assets in common stocks and other equities of large companies or in debt securities, of which 5% of net assets may be junk bonds (grade BB/Ba and below). Compared to investment-grade bonds, junk bonds may pay higher yields, have higher volatility and a higher risk of default.

E:\Electronic Working Files\NSAR\2010\
10-31-2010\DWS Gloabl International Fund\
03-Exhibits\Exhibit 77D GSCG.docx